BILL OF SALE
AND
ASSIGNMENT

THE STATE OF TEXAS   )
)

THE COUNTY OF COLLIN   )

       HARRELL HOSPITALITY GROUP, INC., a Delaware corporation ("*Assignor*"), for and in consideration of the sum of TEN AND NO/100 DOLLARS ($10.00) and other good and valuable consideration paid to Assignor by HOTEL MANAGEMENT GROUP, INC., a Texas corporation ("*Assignee*") the receipt and sufficiency of which are hereby acknowledged, has ASSIGNED, SOLD, CONVEYED and DELIVERED, and does hereby ASSIGN, SELL, CONVEY and DELIVER unto Assignee, its successor and assigns, all of Assignor's rights in the assets, properties or rights (the "*Purchased Assets*"), consisting of the following:

       (a) the equipment, furniture, fixtures and office items described on Exhibit "A" attached hereto (the "*Equipment*");

       (b) trade secrets, confidential information, proprietary know-how, and franchise information used in the hospitality business (the "*Intangible Assets*");

       (c) copies of information, files, books and records, regardless of format, relating to the Equipment, the Intangible Assets or the hospitality business;

(d) the tradename "Harrell Hospitality Group" and "Harrell International" and any trademarks or service marks associated with those names (the "*Names*");

       (e) hotel contracts, development agreements, hotel purchase contracts, hotel joint venture agreements, franchise agreements, or other hospitality related agreements, whether in negotiation or finalized (the "*Contracts*");

       (f) 46,819 warrants to purchase New Opportunities Investment Trust ("NOIT") at a price of one British pound sterling each;

(g) storage units 457 & 459 located at Xtra Space Storage, 16280 Addison Road, Addison, Texas, and associated security deposit of $338 and storage unit contracts ("*Storage Unit Contracts*"); and

(h) Harrell Hospitality Group internet website hosted by Colony One, the domain name "harrellhospitality.com" and associated email addresses.

ASSIGNEE ACKNOWLEDGES THAT ASSIGNEE IS EXPERIENCED IN THE OWNERSHIP OF ASSETS SIMILAR TO THE PURCHASED ASSETS BEING SOLD HEREIN AND THAT ASSIGNEE HAS INSPECTED AND EXAMINED THE PURCHASED ASSETS TO THE EXTENT DEEMED NECESSARY BY ASSIGNEE IN ORDER TO ENABLE ASSIGNEE TO EVALUATE THE CONDITION OF THE PURCHASED ASSETS AND ASSIGNEE IS QUALIFIED TO MAKE SUCH INSPECTION. ASSIGNEE ACKNOWLEDGES THAT IT IS FULLY RELYING ON ITS OWN INSPECTION OF THE PURCHASED ASSETS AND NOT UPON ANY STATEMENTS (ORAL OR WRITTEN) WHICH MAY HAVE BEEN MADE OR MAY BE MADE (OR PURPORTEDLY MADE) BY ASSIGNOR OR ASSIGNOR'S AGENTS OR EMPLOYEES. AS A MATERIAL PART OF THE CONSIDERATION FOR ASSIGNOR ENTERING INTO THIS AGREEMENT, ASSIGNEE HEREBY AGREES

THAT THE PURCHASED ASSETS SHALL BE ACQUIRED BY ASSIGNEE IN THEIR "AS-IS, WHERE IS" CONDITION, WITH ALL FAULTS, AND WITHOUT REPRESENTATIONS AND WARRANTIES OF ANY KIND (EXPRESS OR IMPLIED OR ARISING BY OPERATION OF LAW) EXCEPT AS EXPRESSLY SET FORTH IN THIS BILL OF SALE AND ASSIGNMENT. ASSIGNOR AND ASSIGNOR'S RELATED PARTIES HAVE NOT MADE, AND EXPRESSLY AND SPECIFICALLY DISCLAIM, AND ASSIGNEE ACCEPTS THAT ASSIGNOR AND ASSIGNOR'S RELATED PARTIES HAVE DISCLAIMED, ANY REPRESENTATIONS, GUARANTIES OR WARRANTIES OF OR RELATING TO THE PURCHASED ASSETS, INCLUDING WITHOUT LIMITATION, OF OR RELATING TO: (a) THE USE, INCOME POTENTIAL, EXPENSES, MAINTENANCE, OPERATION, CHARACTERISTICS OR CONDITION OF THE PURCHASED ASSETS OR ANY PORTION THEREOF, INCLUDING WITHOUT LIMITATION, WARRANTIES OF SUITABILITY, MERCHANTABILITY, DESIGN OR FITNESS FOR ANY SPECIFIC PURPOSE OR A PARTICULAR PURPOSE, OR GOOD AND WORKMANLIKE CONSTRUCTION; OR (b) THE NATURE, MANNER, CONSTRUCTION, CONDITION, STATE OF REPAIR, OR LACK OF REPAIR OF THE EQUIPMENT, WHETHER OR NOT OBVIOUS, VISIBLE OR APPARENT.

AS A MATERIAL PART OF THIS BILL OF SALE, ASSIGNEE HEREBY EXPRESSLY ASSUMES ALL LIABILITIES AND OBLIGATIONS OF ASSIGNOR UNDER THE CONTRACTS AND THE STORAGE UNIT CONTRACTS AND ALL RISKS, LIABILITIES, DAMAGES, AND COSTS RELATING TO THE PURCHASED ASSETS AND THE HOSPITALITY BUSINESS

EXECUTED effective as of the 29th day of September, 2006.

ASSIGNOR:

HARRELL HOSPITALITY GROUP, INC.,
a Delaware corporation

By:_____
Paul Barham, CEO

AGREED AND ACCEPTED AS OF THE 29TH DAY OF SEPTEMBER 2006.

ASSIGNEE:

HOTEL MANAGEMENT GROUP, INC.

By:_____

       Paul Barham, President

EXHIBIT "A"

The Equipment